UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-34393
CUSIP NUMBER 16936J 202

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Auto Logistics Inc.

Full Name of Registrant

Former Name if Applicable

Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone

Address of Principal Executive Office (Street and Number)

Tianjin Province, The People’s Republic of China 300461

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As disclosed on the Current Report on Form 8-K filed on April 10, 2018, after receiving allegations of related party transactions from a shareholder of the Registrant, the Audit Committee deemed it advisable to initiate an investigation into such allegations (the “Investigation”). The Audit Committee has retained independent counsel to assist with the Investigation and the Company intends to cooperate fully with the Investigation.

As a result of the foregoing Investigation, the Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2018 within the prescribed time period because extra time is needed to complete the Investigation and identify the impact of certain transactions for the preparation of the financial statements for the Form 10-Q.

While the Registrant is working diligently with its auditors and independent counsel to complete its Quarterly Report on Form 10-Q, the Registrant does not expect to file its Form 10-Q before the fifth calendar day following the prescribed date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tong Shiping	(86-22)	2576-2771
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	Annual Report on Form 10-K for the period ended December 31, 2017	Yes ☐ No ☒

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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China Auto Logistics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2018	By:	/s/ Tong Shiping
	Name:	Tong Shiping
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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Exhibit to 12b-25

The Registrant expects revenue for the three months ended March 31, 2018 to decrease approximately 3% from the three months ended March 31, 2017 and the loss from operations for the three months ended March 31, 2018 to increase 745% from the three months ended March 31, 2017. The net loss attributable to shareholders for the three months ended March 31, 2018 is expected to increase approximately 311% from the three months ended March 31, 2017 primarily due to a recovery from reserve for uncollectible account on receivable related to financing services of approximately $290,000 took place in the three months ended March 31, 2017. The Registrant does not expect any such recovery to offset its operating expense during the three months ended March 31, 2018.

The financial information presented above is preliminary, based upon the Registrant’s internal estimates and subject to the Registrant’s ongoing assessment of revenue recognition, the Audit Committee’s independent review of this matter, and completion of the Registrant’s financial closing procedures and issuance of its financial statements as of and for the three months ended March 31, 2018. The Registrant’s final financial results and other financial data could differ materially from this preliminary financial information. The Registrant’s final financial results will be set forth in the Registrant’s Form 10-Q as of and for the three months ended March 31, 2018.

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